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                          September 30, 2021

       Cameron Reynolds
       President, Chief Executive Officer and Director
       VolitionRX Limited
       13215 Bee Cave Parkway
       Suite 125, Galleria Oaks B
       Austin, Texas 78738

                                                        Re: VolitionRX Limited
                                                            Registration
Statement on Form S-3
                                                            Filed September 24,
2021
                                                            File No. 333-259783

       Dear Mr. Reynolds:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marc G. Alcser, Esq.